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CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

June 14, 2024

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 611 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Katherine Pino and me during a telephonic discussion on February 5, 2024 with respect to your review of Post-Effective Amendment No. 611 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on December 20, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Access U.S. Preferred Stock and Hybrid Securities ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please confirm the name of the Index in your response.

Response: The Registrant confirms that the name of the Index will be the FTSE Goldman Sachs US Preferred Stock and Hybrids Index.

2.	Comment: With respect to the second sentence of the “Summary—Fees and Expenses of the Fund” section, please place this sentence in bold, as per Item 3 of Form N-1A.

Response: This disclosure has been revised accordingly.

3.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” table for the Fund with your response.

Response: The Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table are attached hereto as Exhibit A.

4.

Comment: Please confirm that there are no fee reimbursement or recoupment arrangements to be included in the “Annual Fund Operating Expenses” table. In addition, please confirm that Acquired Fund Fees and Expenses, if any, will not exceed 1 basis point.

Response: The Registrant hereby confirms that there are no reimbursement or recoupment arrangements. The Registrant also confirms that Acquired Fund Fees and Expenses, if any, are not expected to exceed 1 basis point during its first fiscal year.

5.

Comment: In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, please confirm that the FTSE Goldman Sachs US Preferred Stock and Hybrids Index consists entirely of U.S. preferred stocks and hybrid securities.

Response: The Registrant hereby confirms that the FTSE Goldman Sachs US Preferred Stock and Hybrids Index consists entirely of such securities at the time of rebalance.

6.

Comment: The “Summary–Principal Investment Strategies” section discloses that “[t]he Index is created from a starting universe of the FTSE US Preferred Stock and Hybrids Index (the “Reference Index”) and filters out instruments that have a yield to worst of less than -5%, subject to a 2.5% buffer.” Please clarify what the 2.5% buffer means.

Response: The Registrant has revised the disclosure as follows:

“The Index is created from a starting universe of the FTSE US Preferred and Hybrids Index (the “Reference Index”) and filters out instruments that have a yield to worst of less than -5%, subject to a 2.5% buffer (i.e., for securities in the Reference Index the previous month, they are only screened out of the Index if the yield to worst is less than -7.5%).”

7.

Comment: In the “Summary–Principal Investment Strategies” section, please clarify that the preferred securities may be non-investment grade and considered “junk” and “speculative.” Please also include corresponding risk disclosure in the summary prospectus.

Response: The Registrant has revised the disclosure as follows consistent with this comment:

“Preferred Securities included in the Index will have a minimum credit quality of B-by S&P Global Ratings and/or Fitch Ratings, or B3 by Moody’s credit ratings and thus may be non-investment grade securities (which are considered “junk bonds” and “speculative”). Preferred Securities included in the Index may be fixed-rate. Preferred Securities included in the Index may be fixed-rate, floating rate, or fixed-to-floating rate.”

The Registrant will revise the amended registration statement to include corresponding risk disclosure in the summary prospectus.

8.	Comment: In the “Summary–Principal Investment Strategies” section, please add disclosure explaining baby bonds in plain English.

Response: The Registrant has revised the disclosure as follows consistent with this comment:

“Securities included in the Index may be subordinated or senior notes designed to trade like preferred securities (also known as “baby bonds”).”

9.

Comment: In the “Summary–Principal Investment Strategies” section, the Staff notes that convertible securities are excluded from the Index but are listed as a principal risk of the Fund. If such securities are not part of the principal investment strategy, please remove them from the principal investment risks disclosure.

Response: The Registrant respectfully notes that, as disclosed in the principal investment strategy, “securities issued with conversion at a banking regulator’s discretion are eligible” for the Index and are currently part of the Fund’s principal investment strategy. Accordingly, no changes have been made in response to this comment.

10.

Comment: In the “Summary–Principal Investment Strategies” section, the Staff notes the statement “[g]enerally, convertible securities are excluded from the Index; however, securities issued with conversion at regulator’s discretion are eligible” is included. Please clarify the type of “regulator” referenced in this sentence.

Response: The Registrant has revised this sentence the disclosure as follows:

“Generally, convertible securities are excluded from the Index; however, securities issued with conversion at a banking regulator’s discretion are eligible.”

11.	Comment: Please confirm that the Fund will not invest in contingent convertible securities as part of its principal investment strategy.

Response: The Registrant respectfully notes that while the Fund may invest in contingent convertible securities, the Registrant currently does not expect investments in such securities to be a principal part of its investment strategy. Accordingly, no changes have been made in response to this comment.

12.	Comment: Please supplementally disclose the Index sponsor in the fifth paragraph of the Fund’s “Summary—Principal Investment Strategies” section with your response.

Response: The Registrant supplementally confirms that the Fund’s Index sponsor is FTSE Russell. The Registrant has revised the disclosure consistent with this comment.

13.	Comment: With respect to the eleventh paragraph in the “Summary—Principal Investment Strategies” section, please provide the completed index methodology sentence with your response.

Response: The disclosure referenced above has been revised as follows:

“As of June 1, 2024, the Index consisted of 461 securities with a market capitalization range of between approximately $100 million and $3.3 billion. The components of the Index may change over time.”

14.

Comment: In the “Summary–Principal Investment Strategies” section, please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response: The Registrant confirms that the Index is currently concentrated in the group of industries comprising the financial sector and has revised the disclosure in the “Summary–Principal Investment Strategies” and “Summary–Principal Risks of the Fund” sections accordingly.

15.

Comment: Regarding the “Investment Management Approach–Principal Investment Strategies” section, the Staff notes that the strategy in the “Summary–Principal Investment Strategies” section also mentions government characteristics. Please revise the “Investment Management Approach–Principal Investment Strategies” section as appropriate to be consistent.

Response: The Registrant has revised the disclosure in the “Investment Management Approach—Principal Investment Strategies” section accordingly.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Goldman Sachs Access U.S. Preferred Stock and Hybrid Securities ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.45%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example
1 Year	3 Years
$46	$144